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                                                               EXHIBIT 99.(a)(7)


                   [LETTERHEAD OF G & L REALTY CORPORATION]




RELEASE: Immediate                        CONTACT:
                                         Michael Gordon 310-273-9930
                                        E-mail: mgordon@glrealty.com

                    G&L REALTY CORP. TO LAUNCH TENDER OFFER
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                  FOR 1.0 MILLION SHARES OF ITS COMMON STOCK;
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                  REDUCES THIRD QUARTER COMMON DIVIDEND BY 68%
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     BEVERLY HILLS, CA, September 27, 1999  G&L Realty Corp. (NYSE:GLR) will launch a tender offer on Friday, October 1, 1999 for up to 1.0 million shares, or approximately 26% of the real estate investment trust's outstanding common stock at a purchase price of $10.50 per share in cash. The offer price represents a 5% premium over Friday's closing price of $10.00 per share. If all
1.0 million shares are tendered, the transaction is expected to cost the company approximately $10.9 million, which includes estimated offering fees and expenses of $380,000.

     Coupled with the tender offer announcement, G&L also reported that the company's board of directors has voted to reduce G&L's third quarter common stock dividend to $0.125 per share. The dividend will be paid on October 15, 1999, to shareholders of record on September 30, 1999. For the past seven quarters, the company has paid a common dividend of $0.39 per share. Going forward, G&L said it expects to pay a reduced dividend amount which approximates the minimum common stock dividend required to maintain its status as a real estate investment trust. This may result in variations in total dividends from year to year depending upon variations in the company's taxable income resulting from such factors as sales of properties or adjustments to reserves. The policy change has no impact on the dividends paid to the company's preferred stockholders.

     G&L said its board of directors revised the company's common dividend policy to better reflect the capital-intensive development program that now represents G&L's primary growth strategy. Over the past 24 months, partially in response to sharply higher acquisition prices for existing properties, G&L has initiated development of more than $44 million in new health care-related real estate. These properties require large upfront capital investments and generally need 12 to 18 months following completion of construction to achieve optimum occupancy levels and
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revenue generation.

     G&L said the tender offer for its common stock was being made to provide an orderly exit strategy for current stockholders whose investment objectives may be inconsistent with the company's new dividend policy. The company also said that its board believes G&L's common stock is currently undervalued and that the repurchase of the stock represents a good long-term investment for remaining shareholders. The company expects to finance the tender offer with existing cash balances, its line of credit and the proceeds from two mortgage refinance transactions currently in process.

     As a group, G&L's management and directors currently own or control approximately 30% of the outstanding common stock of the company, including currently exercisable stock options and REIT operating partnership units convertible into common stock. Two of the company's executives, co-chairmen Daniel M. Gottlieb and Steven D. Lebowitz, have indicated their intention to tender up to 5%, or 65,606 shares, of their aggregate common stock holdings in
the offering.   If the tender offer is successfully completed and all 1.0
million shares are tendered, G&L's management and directors will own or control approximately 36% of the company's outstanding common stock, including currently exercisable options and operating partnership units.

     The tender offer is scheduled to commence on October 1, 1999 and is scheduled to expire on October 29, 1999.

     Founded in 1976, G&L Realty Corp. is a growth-oriented health care real estate investment trust with two major areas of operation: the Medical Office Building Division, which owns, develops and manages high-quality, strategically located properties, primarily in Southern California; and the Senior Care Division, which facilitates the purchase and financing of health care facilities throughout the United States.

     This press release contains certain forward-looking statements within the meaning of the federal securities laws. A number of factors could cause G&L Realty's actual operating performance or financial results to differ materially from those anticipated. These include changes in the general economy, the supply of and demand for health care related real estate in G&L's markets, increases in construction costs, construction delays, the availability of financing, the receipt of any governmental approvals required for development, potential environmental liabilities, and other factors affecting the condition of properties being acquired, and other risks described from time to time in G&L Realty's reports filed with the Securities and Exchange Commission.
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                               G&L Realty Corp.
                            Corporate Headquarters:
           439 North Bedford Drive, Beverly Hills, California 90210